September 10, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, S.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin, Senior Attorney
Mailstop 3030

Re:	BTU International, Inc.
Form 10-Q for the fiscal quarter ended March 30, 2008
Filed May 9, 2008
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the fiscal quarter ended June 28, 2009
Filed August 7, 2009
File No. 000-17297

Ladies and Gentleman:

In response to your letter of August 31, 2009 to BTU International, Inc. (the “Company”), we have the following responses.

Form 10-Q for the fiscal quarter ended March 30, 2008

1.	We see from the Form 8-K filed on Feb 25, 2008, that your predecessor auditors, Vitale, Caturano & Co. PC, would not stand for re-election as the company’s independent registered public accounting firm after completion of the audit of the Dec 31, 2007 financial statements. We further note that the new audit Firm, KPMG, was not hired until June 9, 2008 as disclosed on the 8-K dated June 10, 2008. Since the Form 10-Q for March 20, 2008, was filed on May 9, 2008, please tell us who performed the review of the financial statements included in the Form 10-Q, as required by Rule 10-01 (d) of Regulation S-X.

Reply: - The review of the Form 10-Q for March 20, 2008 was performed by our predecessor auditors, Vitale, Caturano & Co. PC.

Form 10-K for the fiscal year ended Dec 31, 2008

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 35

2.	We reference the disclosure on page 36 relating to the application of SAB No 101 and 104. Please tell us and revise future filings to elaborate on the specific terms of your sales arrangements that may result in deferral of revenue for some equipment sales. Discuss how you are applying the accounting literature.

Reply: - We disclose the specific terms of our sales arrangements that may result in deferred revenue in our Form 10-K on pages 35 to 36 in the paragraph immediately preceding the sentence in question. The disclosure in our Form 10-K is as follows:

“The Company recognizes revenue in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” as updated by SEC SAB No. 104, “Revenue Recognition.” Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured. Under these requirements, when the terms of sale include customer acceptance provisions, and compliance with those provisions has not been demonstrated, revenues are recognized upon acceptance. Furthermore, revenues for products that require installation for which the installation is essential to functionality or is not deemed inconsequential or perfunctory are recognized upon completion of installation. Revenue for products sold where installation is not essential to functionality and is deemed inconsequential or perfunctory are recognized upon shipment with estimated installation and warranty costs accrued.”

Based on the above, the Company would defer revenue if any of the four key elements (evidence of a contractual arrangement, ownership transferred, fixed or determinable price and collectability) of revenue recognition were missing. In addition, per the Form 10-K disclosure, revenue could be deferred beyond shipment under certain circumstances related to customer acceptance, installation and functionality.

Regarding the Company’s accounting in this area, products shipped to customers that do not meet the threshold requirements for revenue recognition as outlined above, remain in the Company’s inventory on the Balance Sheet until revenue is recognizable. Any cash collected from customers for products, prior to the time of revenue recognition, is recorded as a progress payment liability on the Balance Sheet.

Note 3. Debt, Capital Leases, Commitments and Contingencies, page 39

3.	We see from page 12 that you utilized a waste disposal firm that disposed its solid waste at a site that the EPA has designated a Superfund site and that you have recorded your expected proportionment as a liability for a potential cash payment and settlement. In future filings, please disclose this contingency in the footnotes to your financial statements along with the amount accrued for the liability and how you determined the amount of the accrual. Refer to FASB Accounting Standards Codification 450-20-50-1 and 450-20-50-2.

Reply: - We confirm that, in future filings, the Company will provide the additional disclosure related to the expected Superfund site liability.

Item 9A. Controls and Procedures, page 53

4.	We note your disclosure that your chief executive officer and chief financial official concluded that your “disclosure controls and procedures did not operate effectively to ensure that the information required to be disclosed by [you] in the report [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Please revise future filings to state whether your officers concluded that disclosure controls and procedures were effective or not effective, rather than whether they “operate[d] effectively.” Further, if you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(c). Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

Reply: - We confirm that, in future filings, we will state whether our officers concluded that disclosure controls and procedures were either effective or not effective.

Item 11. Executive Compensation, page 56

5.	You indicate on pages 4 and 5 of the definitive proxy statement which you incorporated by reference to your annual report that you take into account the salaries paid by other companies when setting the base salaries of your named executive officers, as well as the range of cash compensation paid to executives at other companies in determining the cash portion of your named executive officers’ compensation. Please disclose the names of the companies that you use to make these determinations and how you use the information obtained, such as whether you set your salaries and cash compensation by targeting a certain percentile of compensation at these companies. If any of your named executive officers were compensated at materially different levels from the targeted percentile, please provide discussion and analysis as to why. Finally, also disclose the weight that you attach to this factor in determining base salaries.

Reply: - As we explain on pages 4 and 5 of the proxy statement, the Company uses publicly available information and survey data for the purpose of obtaining a general understanding of current compensation practices in the technology industry and among smaller public companies. The survey that the Committee consulted for 2008 was the Radford High Technology Executive Survey. The Committee does not engage in benchmarking, nor does it target cash compensation to any percentile or level of compensation reflected in the survey data. As such, there are no particular companies or percentiles of compensation that would be appropriate to identify in our disclosure. As to the weight attached to this survey data, as we disclose in the proxy statement, the Committee uses this data as only one factor in setting compensation levels, but it does not attach any specific weight to the information.

6.	According to the disclosure on pages 4 and 5 of your proxy statement, you determine the levels of cash and equity incentive compensation based on performance targets such as operating income and “certain other business goals.” Please disclose the operating income targets and the other business goals that your named executive officers must meet to earn their incentive compensation. In addition, disclose the weight you assign to each of these goals in determining the level of incentive compensation for your named executive officers.

Reply: - As we disclose on page 5 of the proxy statement, for 2008 the incentive compensation that was to be payable was to be in the form of stock options. The receipt of this incentive compensation was based on the achievement of specific goals relating to revenues from our solar business, order bookings in our solar business and income before taxes. On page 5, we state that the performance goals were not attained and that no incentive payouts were made under that program. The modest amounts of cash incentive compensation were paid out based on a plan that operates for all employees that distributes as a bonus a specified percentage of operating income above a target amount. This explanation should have been made in that discussion. In addition, page 4 should not have stated that there were other business goals upon which the payments were based. We will correct that disclosure where applicable in future filings. In addition, in future filings, when the achievement of specified goals is material to the payment of cash incentive compensation, we will disclose the goals and the weighting assigned to each one.

7.	You disclose on page 5 of your proxy that your Compensation Committee together with your CEO determine the aggregate number of stock options to award in a given year. Please disclose how you arrive at the aggregate number of options to award each year.

Reply: - The aggregate number of options to be awarded each year is determined through a discussion of a number of factors including the overall compensation approach for the year including cash and non-cash components, prior year option award trends, share price, and potential shareholder dilution as a result of the option award. In future filings, we will disclose how we arrive at the aggregate number of equity awards made to our named executive officers.

Signatures

8.	We note that while your annual report is signed on behalf of the registrant by your principal executive officer, principal financial and accounting officer and a majority of the board of directors, it does not appear to have been separately signed by the registrant itself. Please amend your Form 10-K to provide the registrant’s signature. See General Instruction D to Form 10-K.

Reply: - We believe that the registrant has signed the Form 10-K. Under “Signatures,” it states clearly that “the Registrant has caused this report to be signed . . .” and the signatures appear under the block “BTU INTERNATIONAL, INC.” We acknowledge some lack of clarity regarding the capacities in which all of the persons below the company name are signing, and that Mr. van der Wansem is in fact signing both as chief executive officer and on behalf of the Company. The Company will undertake to make that more clear in future reports. However, we respectfully submit that any absence of clarity in this instance is not such as should necessitate the filing of an amendment to the Form 10-K.

Form 10-Q for the fiscal quarter ended June 28, 2009

Item 2. Management’s Discussion and Analysis, page 14

9.	In future filings, to the extent practicable, separately quantify the various components of your line item results to give readers a better understanding of your results. For instance, we note that you attribute the decrease in net sales to a reduction in demand for electronic market products partially offset by increases in your alternative energy product sales, but that neither factor was separately quantified as a portion of the total change. Further, the reason underlying the increase in your alternative energy product sales is not described; it is unclear whether the change was attributable to an increase in volume or price, or another reason. In future filings, please quantify and discuss each individually significant factor contributing to the change in your results.

Reply: - We confirm that, in future filings, the Company will separately quantify and discuss the various components of our income statement line items, where such quantification and discussion is material to an investor’s understanding of our financial results.

Liquidity and Capital Resources, page 17

10.	We note your disclosure that you are not in compliance with financial covenant regarding debt coverage ratio, and that you have suspended negotiations with your lender “until a return to profitability is at hand.” Tell us, and in future filings clarify whether your noncompliance with the covenant precludes any borrowing under the agreement until you have maintained four quarters of compliance, and discuss the impact on your liquidity as a result of any unavailability under the loan agreement.

Reply: - The noncompliance with a financial covenant in our loan agreement does preclude the Company from any borrowing under the facility. In future filings that include a discussion of the loan agreement, we will clarify if we are at the time unable to borrow under the facility.

The Company has never borrowed for working capital against its $15 million line of credit. The only use of the loan facility was for Standby Letters of Credits (SBLC), which rarely exceeded $1 million. The Company is presently cash collateralizing its $275,000 SBLC’s with the bank.

As disclosed in our Form 10-Q for June 28, 2009, the Company had $25.3 million in cash and cash equivalents. The Company’s business forecasts project that our cash position and cash flow will be sufficient to meet our corporate, operating and capital requirements through 2010. As such, we did not believe that our inability to borrow had an adverse effect on our liquidity and accordingly did not discuss it in the 10-Q.

Item 4. Controls and Procedures, page 18

11.	We note your disclosure that there were “no changes in your internal control over financial reporting that occurred during the six months ended June 28, 2009 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting.” Please reconcile this statement with your disclosure on page 19 that you have undertaken remediation initiatives to correct the material weaknesses in internal control over financial reporting and that you “will continue to enhance resources and underlying systems utilization in the area of financial reporting” (emphasis added).

Reply: - Under the direction of our new Chief Financial Officer, Mr. Peter J. Tallian, we have undertaken remediation initiatives starting in the second quarter, 2009 to correct the material weaknesses in internal control over financial reporting. In future filings, we will ensure that language related to internal controls is consistent throughout our filing.

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been responsive to your comments. If you have any questions, please contact Peter J. Tallian, Chief Financial Officer, at 978-667-4111 x.129.

BTU INTERNATIONAL, INC.

By	/s/ Peter J. Tallian
Peter J. Tallian
Chief Financial Officer